UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Madison Square Garden Company

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55825T 10 3

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 258,957
	8.	Shared Voting Power 2,674,442
	9.	Sole Dispositive Power 258,957
	10.	Shared Dispositive Power 2,674,442
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,933,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person IN

*	Excludes 1,847,047 shares of The Madison Square Garden Company Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of The Madison Square Garden Company Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,933,399
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,933,399
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,933,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person IN

*	Excludes 1,847,047 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00, BK – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 146,457
	8.	Shared Voting Power 642,773
	9.	Sole Dispositive Power 146,457
	10.	Shared Dispositive Power 642,773
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person IN

*	Excludes 3,911,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 19,752
	8.	Shared Voting Power 322,281
	9.	Sole Dispositive Power 19,752
	10.	Shared Dispositive Power 322,281
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 342,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,702
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,702
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person IN

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,288
	8.	Shared Voting Power 1,913,304
	9.	Sole Dispositive Power 12,288
	10.	Shared Dispositive Power 1,913,304
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person IN

*	Excludes 2,696,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,063
	8.	Shared Voting Power 313,404
	9.	Sole Dispositive Power 8,063
	10.	Shared Dispositive Power 313,404
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*	Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,872
	8.	Shared Voting Power 339,710
	9.	Sole Dispositive Power 6,872
	10.	Shared Dispositive Power 339,710
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,582
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 100,344
	8.	Shared Voting Power 2,486,071
	9.	Sole Dispositive Power 100,344
	10.	Shared Dispositive Power 2,486,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,586,415
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person IN

*	Excludes 2,072,432 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.

Name of Reporting Person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and each of the Charles F. Dolan 2009 Family Trusts

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,274
	8.	Shared Voting Power 2,808,590
	9.	Sole Dispositive Power 2,274
	10.	Shared Dispositive Power 2,808,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,864
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person IN

*	Excludes 1,766,105 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 312,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 312,888
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00, BK – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 633,573
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 633,573
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person OO

*	Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00, BK – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 828,908
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 828,908
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person OO

*	Excludes 3,705,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 434,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 434,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person OO

*	Excludes 4,099,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 409,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*	Excludes 4,124,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 430,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 430,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person OO

*	Excludes 4,103,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 374,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 374,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person OO

*	Excludes 4,159,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55825T 10 3

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of The Madison Square Garden Company (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and certain trustees of such Group Members and (ii) Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (the “Former Group Members”) to report the entry into an agreement among certain of the Group Members pursuant to which the Former Group Members sold all of the Common Stock they held directly to certain other Group Members.

The Schedule 13D (the “Schedule”) filed by the original Group Members on October 9, 2015 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1.

Item 2	Identity and Background

The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. The Reporting Persons also include David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. The Former Group Members ceased to be Group Members on September 12, 2016.

The disclosure in Item 2(b) is hereby amended by changing the contact information for Patrick F. Dolan as follows:

Patrick F. Dolan

c/o News 12 Networks

One Media Crossways

Woodbury, NY 11797

The disclosure in Item 2(c) is hereby amended to read in its entirety as follows:

(c) Charles F. Dolan is a director of the Issuer. He is Executive Chairman and a director of AMC Networks Inc. (“AMC”) and a director of MSG Networks Inc. (“MSG Networks”). AMC’s principal business address is 11 Penn Plaza, New York, New York 10001. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is the Trustee of the CFD 2009 Trust. Helen A. Dolan is the Trustee of the HAD 2009 Trust.

James L. Dolan is Executive Chairman and a director of the Issuer. He is Executive Chairman and a director of MSG Networks and a director of AMC. MSG Networks’ principal business address is Two Pennsylvania Plaza, New York, NY 10121.

Thomas C. Dolan is a director of the Issuer. He is a director of AMC and MSG Networks. MSG Networks’ principal business address is Two Pennsylvania Plaza, New York, NY 10121.

Patrick F. Dolan is President of News 12 Networks, a subsidiary of Altice NV, a majority owner of Newsday Media and a director of AMC. News 12 Networks’ principal address is One Media Crossways, Woodbury, NY 11797.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, VT 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of AMC. AMC’s principal business address is 11 Penn Plaza, New York, New York 10001.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.

Mary S. Dolan is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following to the end thereof:

On September 12, 2016, James L. Dolan, the CFD 2009 Family Trust FBO James L. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan purchased an aggregate of 13,914, 394,075 and 311,292 shares of Common Stock, respectively, consisting of all of the Common Stock owned directly by the Former Group Members, for an aggregate of $2,545,667, $60,000,000 and $56,953,984, respectively, pursuant to the Purchase Agreement (as defined and described in Item 6 below). Each of James L. Dolan, the CFD 2009 Family Trust FBO James L. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan financed the purchase of shares of Common Stock under the Purchase Agreement with $2,545,667, $60,000,000 and $56,953,984, respectively, of funds borrowed from Citibank, N.A. under separate credit agreements.

For additional information regarding the sales and purchases of Common Stock, see Items 5(c) and 6 below

Item 4	Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated by reference.

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

The transactions contemplated by the Purchase Agreement (as defined and described in Item 6 below) are being effected to enable Patrick F. Dolan and certain trusts for the benefit of Patrick F. Dolan and his descendants to sell all of their shares of the Common Stock of the Issuer and James L. Dolan and trusts for the benefit of James L. Dolan and his descendants to purchase all of such shares of the Common Stock of the Issuer. As a result of the consummation of the transactions contemplated by the Purchase Agreement, Patrick F. Dolan ceased to be a voting member of the Dolan Family Committee (as defined in Item 6 below), and James L Dolan became entitled to one additional vote on that committee (for a total of two votes). See the section of Item 6 below entitled “Class B Stockholders’ Agreement” for a discussion of the Dolan Family Committee and related voting agreements. As a result of this additional vote, James L. Dolan will have the ability to block Dolan Family Committee approval of any Issuer change in control transaction.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 5,067,280 shares of Class A Common Stock as a result of their beneficial ownership of (i) 537,763 shares of Class A Common Stock (including 5,093 restricted stock units which will be settled within sixty days of this filing), and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 140,941 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein are calculated based on the shares of Class A Common Stock issued and outstanding on July 29, 2016, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended June 30, 2016 filed by the Issuer with the Securities and Exchange Commission.

Charles F. Dolan may be deemed to beneficially own an aggregate of 2,933,399 shares of Class A Common Stock, including (i) 250,929 shares of Class A Common Stock and (ii) 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 258,957 shares of Class A Common Stock (including 6,163 shares of Class A Common Stock owned of record personally, 27,409 shares of Class A Common Stock owned of record by the CFD 2009 Trust and 225,385 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,674,442 shares of Class A Common Stock (including 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 2,933,399 shares of Class A Common Stock, including (i) 250,929 shares of Class A Common Stock and (ii) 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,933,399 shares of Class A Common Stock (including 6,163 shares of Class A Common Stock owned of record personally by her spouse, 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 27,409 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 225,385 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 6,163 shares of Class A Common Stock owned of record personally by her spouse, 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 27,409 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 225,385 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 789,230 shares of Class A Common Stock, including (i) 170,861 shares of Class A Common Stock (including 5,093 restricted stock units which will be settled within sixty days of this filing) and (ii) 618,369 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 146,457 shares of Class A Common Stock (including 126,059 shares of Class A Common Stock owned of record personally, 491 shares of Class A Common Stock held as custodian for one or more minor children, 5,093 restricted stock units which will be settled within sixty days of this filing, and 14,045 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 642,773 shares of Class A Common Stock (including 416 shares of Class A Common Stock owned jointly with his spouse, 7,604 shares of Class A Common Stock owned of record personally by his spouse, 129 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 1,051 shares of Class A Common Stock owned of record by members of his household, and 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 491 shares of Class A Common Stock held as custodian for one or more minor children, 7,604 shares of Class A common Stock owned of record personally by his spouse, 1,051 shares of Class A Common Stock owned of record by members of his household, 129 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, and 29,249 shares of Class A Common Stock and 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 342,033 shares of Class A Common Stock, including (i) 33,047 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 19,752 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,702 shares of Class A Common Stock. This aggregate amount represents approximately 0.01% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,702 shares of Class A Common Stock (including 1,418 shares of Class A Common Stock owned jointly with his spouse, 114 shares of Class A Common Stock owned of record by his spouse and 170 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee. He disclaims beneficial ownership of 114 shares of Class A Common Stock owned of record by his spouse, 170 shares of Class A Common Stock held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,925,592 shares of Class A Common Stock, including (i) 92,590 shares of Class A Common Stock and (ii) 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 12,288 shares of Class A Common Stock (including 1,568 shares of Class A Common Stock owned of record personally and 616 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 10,104 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,913,304 shares of Class A Common Stock (including an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 1,822,898 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 616 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 321,467 shares of Class A Common Stock, including (i) 24,533 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,063 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 313,404 shares of Class A Common Stock (including 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, 15,954 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, and 15,954 shares of Class A Common Stock and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 346,582 shares of Class A Common Stock, including (i) 40,255 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,872 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 339,710 shares of Class A Common Stock (including 15,182 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 15,182 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock and 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 2,586,415 shares of Class A Common Stock, including (i) 129,330 shares of Class A Common Stock and (ii) 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 100,344 shares of Class A Common Stock (including 609 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 99,735 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,486,071 shares of Class A Common Stock (including 2,365 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 99,735 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 2,365 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 2,810,864 shares of Class A Common Stock, including (i) 47,452 shares of Class A Common Stock and (ii) 2,763,412 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 2,274 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,808,590 shares of Class A Common Stock (including 2,603 shares of Class A Common Stock owned jointly with her spouse, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,274 shares of Class A Common Stock held as custodian for one or more minor children, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 306,327 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 312,888 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 633,573 shares of Class A Common Stock, including (i) 29,249 shares of Class A Common Stock and (ii) 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 828,908 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 824,477 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 434,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 430,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 409,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 405,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 430,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 426,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 374,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 370,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock.

Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 987,882 shares of Class A Common Stock, including (i) 77,231 shares of Class A Common Stock, and (ii) 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 32,028 shares of Class A Common Stock (including 1,548 shares of Class A Common Stock held as custodian for one or more minor children and 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 955,854 shares of Class A Common Stock (including an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 1,548 shares of Class A Common Stock held as custodian for one or more minor children, 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 636,496 shares of Class A Common Stock, including (i) 30,576 shares of Class A Common Stock and (ii) 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 795 shares of Class A Common Stock (including 408 shares of Class A Common Stock owned of record personally and 387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 635,701 shares of Class A Common Stock (including 316 shares of Class A Common Stock owned jointly with his spouse, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 387 shares of Class A Common Stock held as custodian for a minor child, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Neither of the CFD 2009 Family Trust FBO Patrick F. Dolan nor the Charles F. Dolan Children Trust FBO Patrick F. Dolan beneficially owns any shares of Common Stock.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members and Former Group Members within the 60 days prior to this filing:

On September 9, 2016, 1,219 restricted stock units held by James L. Dolan vested and were settled and converted into shares of Class A Common Stock. 450 shares valued at $175.06 per share of Class A Common Stock were withheld for the payment of taxes, resulting in a net issuance of 769 shares of Class A Common Stock.

On September 12, 2016, Patrick F. Dolan, the CFD 2009 Family Trust FBO Patrick F. Dolan and the Charles F. Dolan Children Trust FBO Patrick F. Dolan sold, and James L. Dolan, the CFD 2009 Family Trust FBO James L. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan purchased, the number of shares of the Issuer’s Class A Common Stock and Class B Common Stock indicated in the table below at the per share purchase prices indicated in the table below.

	Shares			Per Share Purchase Price	Buyer
Seller	Class A Shares	Class B Shares	Total Shares
Patrick F. Dolan	490	—	490	$182.96	James L. Dolan
CFD 2009 Family Trust FBO Patrick F. Dolan		394,075	394,075	$152.26	CFD 2009 Family Trust FBO James L. Dolan
CFD 2009 Family Trust FBO Patrick F. Dolan	4,431	8,993	13,424	$182.96	James L. Dolan
CFD Children Trust FBO Patrick F. Dolan	15,954	295,338	311,292	$182.96	Charles F. Dolan Children Trust FBO James L. Dolan

Subtotal	20,875	698,406	719,281

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 6 of the Schedule is hereby amended to read in its entirety as follows:

THE CLASS B STOCKHOLDERS’ AGREEMENT

On September 15, 2015, the Group Members executed a Stockholders Agreement (the “Class B Stockholders’ Agreement”). The purpose of the Class B Stockholders Agreement is to consolidate control of the Issuer among the Group Members. As a result of this agreement and action taken by the Issuer’s board of directors, the Issuer qualifies as a “controlled company” under the rules of the New York Stock Exchange.

Voting. Under the Class B Stockholders Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee consists of Charles F. Dolan and his six children, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber, or their designees (collectively, the “Dolan Siblings”). The Dolan Family Committee generally acts by vote of a majority of the Dolan Siblings, except that approval of a going-private transaction must be approved by a two-thirds vote and approval of a change in control transaction must be approved by not less than all but one of the votes of the Dolan Siblings. As a result of the consummation of the transactions contemplated by the Purchase Agreement, Patrick F. Dolan ceased to be a voting member of the Dolan Family Committee, James L Dolan became entitled to one additional vote on that committee (for a total of two votes) and, as a result of this additional vote, James L. Dolan will have the ability to block Dolan Family Committee approval of any Issuer change in control transaction. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the approval of the Dolan Family Committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”), unless such shares are first converted into shares of Class A Common Stock. The foregoing requirement and the other transfer restrictions in the Class B Stockholders Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee to the extent approved by Charles F. Dolan and at least two Dolan Siblings.

Change in Control. No Class B Stockholders will be permitted to sell their shares of Class B Common Stock if such sale would result in a change in control of the Issuer, unless such sale is approved by not less than all but one of the Dolan Siblings.

Market Sale. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale.

Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Class B Stockholders Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Class B Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Class B Stockholders Agreement, which is filed as Exhibit 1 to the Schedule and incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENTS

All Group Members other than the Dolan Children Trusts have entered into a registration rights agreement with the Issuer (the “Dolan Affiliates Agreement”), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer (the “Dolan Children Trusts Agreement” and, together with the Dolan Affiliates Agreement, the “Registration Rights Agreements”).

Under the Registration Rights Agreements, the Group Members are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on up to four occasions in the aggregate. The Group Members are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.

In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F. Dolan or other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.

The Dolan Family Foundation is a party to, and has registration rights under, the Dolan Affiliates Agreement.

The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are filed as exhibits to the Schedule and incorporated herein by reference.

STANDSTILL AGREEMENT

The Group Members have entered into a Standstill Agreement with the Issuer in which they have agreed that, during the 12-month period following the Spin-off, they must obtain the approval of a majority of the Issuer’s independent directors prior to acquiring common stock of the Issuer through a tender offer that results in the Group Members owning more than 50% of the total number of outstanding shares of common stock of the Issuer.

The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is filed as an exhibit to the Schedule and incorporated herein by reference.

PURCHASE AGREEMENT

Pursuant to a Stock Purchase Agreement, dated as of September 12, 2016 (the “Purchase Agreement”), among Charles F. Dolan Children Trust FBO Patrick F. Dolan, CFD 2009 Family Trust FBO Patrick F. Dolan and Patrick F. Dolan, as Sellers (the “Sellers”), and Charles F. Dolan Children Trust FBO James L. Dolan, CFD 2009 Family Trust FBO James L. Dolan and James L. Dolan, as Buyers (the “Buyers”), the Sellers sold, and the Buyers purchased, an aggregate of 20,875 shares of Class A Common Stock and an aggregate of 698,406 shares of Class B Common Stock of the Issuer owned by the Sellers. The purchase price for the shares was equal to the average of the closing prices per share of Class A Common Stock on The New York Stock Exchange for each of the trading days during the month of August 2016, less, in the case of shares sold by the CFD 2009 Family Trust FBO Patrick F. Dolan and purchased by the CFD 2009 Family Trust FBO James L. Dolan, a discount, intended to reflect the fact that the purchase and sale by the 2009 Family Trusts will not be subject to taxation and the purchasing trust will not receive a step up in the tax basis in the shares it purchases.

See Item 5(c) for additional information regarding the sales and purchases of Common Stock under the Purchase Agreement.

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 5 to this Amendment No. 1 and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.1: Joint Filing Agreement, dated September 12, 2016.

Exhibit 5: Stock Purchase Agreement, dated as of September 12, 2016 (the “Purchase Agreement”), among Charles F. Dolan Children Trust FBO Patrick F. Dolan, CFD 2009 Family Trust FBO Patrick F. Dolan and Patrick F. Dolan, as Sellers, and Charles F. Dolan Children Trust FBO James L. Dolan, CFD 2009 Family Trust FBO James L. Dolan and James L. Dolan, as Buyers.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 12, 2016

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust

*
Helen A. Dolan

JAMES L. DOLAN, individually

/s/ James L. Dolan
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By:	Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By:	Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

CHARLES F. DOLAN CHILDREN TRUST FBO PATRICK F. DOLAN

*
By:	Mary S. Dolan, Trustee

CFD 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CFD 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CFD 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CFD 2009 FAMILY TRUST FBO PATRICK F. DOLAN

CFD 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CFD 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By:	Mary S. Dolan, Trustee

*
By:	David M. Dolan, Trustee

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
David M. Dolan

MARY S. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact